EXHIBIT 12.1

Chambers Street Properties

Statement of Computation of Ratio of Earnings to Fixed Charges

(in thousands, except ratios)

	Six Months Ended	Year Ended December 31,
	June 30, 2013	2012	2011	2010	2009	2008
Earnings:
Add:
Loss before gain on conversion of equity interest to controlling interest, provision for income taxes and equity in income (loss) from unconsolidated entities	$(5,471)	$(46,288)	$(23,147)	$(18,653)	$(21,476)	$(5,522)
Fixed charges (see below)	20,833	36,238	34,514	15,977	12,038	10,258
Subtract:
Capitalized interest	—	1,205	79	—	—	—

Earnings (loss)	15,362	(11,255)	11,288	(2,676)	(9,438)	4,736
Fixed Charges:
Interest expense	20,833	35,033	34,435	15,977	12,038	10,258
Capitalized interest	—	1,205	79	—	—	—

Total fixed charges	20,833	36,238	34,514	15,977	12,038	10,258
Consolidated ratio of earnings to fixed charges	0.74	(0.31)	0.33	(0.17)	(0.78)	0.46
Deficiency	$5,471	$47,493	$23,226	$18,653	$21,476	$5,522